L&L Acquisition Corp.
VIA EDGAR AND FACSIMILE
November 16, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Mr. Tom Jones

Re:	L&L Acquisition Corp. Form S-1 Registration Statement File No. 333-168949
Dear Mr. Jones:
In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), L&L Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington D.C. time), on Thursday, November 18, 2010, or as soon as practicable thereafter, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. The Company is aware of its obligations under the Securities Act.
In connection with the foregoing, the Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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L & L Acquisition Corp.
C/o LLM Capital Partners LLC
265 Franklin Street, 20th Floor            Boston, MA 02110
Tel: 617-330-7755 Fax: 617-330-7759

L&L Acquisition Corp.
If you have any questions regarding this request, please contact Michael Maline of Goodwin Procter LLP at (212) 813-8966.

Sincerely, L&L ACQUISITION CORP.
/s/ John L. Shermyen
John L. Shermyen
Chief Executive Officer

cc:	Patrick Landers, L&L Acquisition Corp. Michael D. Maline, Esq., Goodwin Procter LLP Laura Hodges Taylor, Esq., Goodwin Procter LLP Joel L. Rubinstein, Esq., McDermott Will & Emery LLP
L & L Acquisition Corp.
C/o LLM Capital Partners LLC
265 Franklin Street, 20th Floor            Boston, MA 02110
Tel: 617-330-7755 Fax: 617-330-7759